UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

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SEC MAIL PROCESSING RECEIVED JUN 21 2005 WASH, D.C. 199 SECTION

05058701

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

VitalStream Holdings Inc.
Exact name of registrant as specified in charter

0000789851
Registrant CIK Number

Proxy Statement (June 30, 2005 Meeting Date)
Electronic report, schedule or registration statement of which the documents are a part (give period of report)

001-10013
SEC file number, if available

____
Name of Person Filing the Document
(If other than the Registrant)

JUN 22 2005

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of **Irvine**, State of **CA on June 20**, 20 **05**.

VitalStream Holdings, Inc.
(Registrant)

By: **Arturo Sida, V.P., General Counsel & Secretary**
(Name and Title)

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on __________________, 20 ____, that the information set forth in this statement is true and complete.

By: ____________________________
(Name)

____
(Title)

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*

AMONG VITALSTREAM HLDGS. INC, THE RUSSELL 2000 INDEX
AND A PEER GROUP



DOLLARS
160
140
120
100
80
60
40
20
0
12/99
12/00
12/01
4/2/02
12/02
12/03
12/04
VITALSTREAM HLDGS. INC
RUSSELL 2000
PEER GROUP

* $100 invested on 12/31/99 in stock or index-
including reinvestment of dividends.
Fiscal year ending December 31.

Graph produced by Research Data Group, Inc. 1/25/2005